UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

(Amendment No. 1)

VOLCANO CORPORATION

(Name of Subject Company)

VOLCANO CORPORATION

(Name of Person Filing Statement)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

928645100

(CUSIP Number of Class of Securities)

R. Scott Huennekens

President and Chief Executive Officer

Volcano Corporation

3721 Valley Centre Drive, Suite 500

San Diego, California 92130

(858) 228-4728

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications

on Behalf of the Person Filing Statement)

With copies to:

Barbara L. Borden, Esq.

Matthew T. Browne, Esq.

Cooley LLP

4401 Eastgate Mall

San Diego, CA 92121

(858) 550-6000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 1 to Schedule 14D-9 amends and supplements the Schedule 14D-9 previously filed by Volcano Corporation, a Delaware corporation (“Volcano”), with the Securities and Exchange Commission on December 30, 2014, relating to the offer by Clearwater Merger Sub, Inc., a Delaware corporation and a wholly-owned subsidiary of Philips Holding USA Inc., a Delaware corporation, to purchase all the outstanding shares of Volcano’s common stock, $0.001 par value per share, at a price of $18.00 per share in cash, without interest and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated December 30, 2014, and in the related Letter of Transmittal, each of which may be amended or supplemented from time to time.

Item 3.	Past Contracts, Transactions, Negotiations and Agreements

Item 3 of the Schedule 14D-9 is hereby amended and supplemented by deleting in its entirety the third paragraph under the heading “Confidentiality Agreement” on pages 13-14 and replacing it with the following paragraph:

“The Merger Agreement has been filed as an exhibit to the Schedule 14D-9 to provide stockholders with information regarding its term. The Merger Agreement and the summary of its terms contained in the Offer to Purchase filed by Purchaser with the SEC on December 30, 2014 are incorporated herein by reference. The assertions embodied in the representations and warranties contained in the Merger Agreement are qualified by information in confidential disclosure schedules delivered by the Company to Parent in connection with the signing of the Merger Agreement. Moreover, certain representations and warranties in the Merger Agreement were made as of a specified date, may be subject to a contractual standard of materiality different from what might be viewed as material to stockholders, or may have been used for the purpose of allocating risk between the parties to the Merger Agreement. Accordingly, the representations and warranties in the Merger Agreement should not be relied on by any persons as characterizations of the actual state of facts and circumstances of the Company at the time they were made and should consider the information in the Merger Agreement in conjunction with the entirety of the factual disclosure about the Company in the Company’s public reports filed with the SEC. Information concerning the subject matter of the representations and warranties may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in the Company’s public disclosures. The Merger Agreement should not be read alone, but should instead be read in conjunction with the other information regarding the Offer, the Merger, the Company, Parent, Purchaser, their respective affiliates and their respective businesses that are contained in, or incorporated by reference into, the tender offer statement on Schedule TO and related exhibits, including the Offer to Purchase, and this solicitation/recommendation statement on Schedule 14D-9, as well as in the Company’s other public filings.”

Item 4.	The Solicitation or Recommendation

Item 4 of the Schedule 14D-9 is hereby amended and supplemented by deleting in its entirety the fourth paragraph under the heading “Certain Financial Projections” on page 24 and replacing it with the following paragraph:

“The financial projections estimate EBIT (calculated as (a) total revenue minus (b) cost of goods sold, sales, general and administrative expenses, research and development expenses and other expenses (the aggregate amount of this clause (b) is referenced as “Operating Expenses and Other” in the financial projections)), EBITDA (calculated as EBIT plus depreciation and amortization) and unlevered free cash flow (calculated as NOPOT (net operating profit) plus depreciation and amortization, plus capital expenditures, plus/minus increases/decreases in net working capital, plus milestone payments, plus intangible expenditures, where NOPOT is calculated by applying a 38% marginal tax rate to EBIT). The financial projections of Volcano as a standalone company include estimates of EBIT, EBITDA and unlevered free cash flow that are not GAAP financial measures.”

Item 4 of the Schedule 14D-9 is hereby amended and supplemented by deleting the financial projection charts under the heading “Certain Financial Projections” on page 25 and replacing them with the following charts:

Management Projections

(dollars in millions)

	2014E	2015E	2016E	2017E	2018E
Revenue	$382.2	$415.2	$454.4	$509.5	$561.2
Gross Profit	$248.3	$275.9	$310.2	$355.6	$391.3
Operating and Other Expenses	$253.7	$273.7	$286.3	$297.4	$308.1
EBIT	$(5.4)	$2.2	$23.9	$58.2	$83.2
EBITDA	$24.5	$39.3	$63.1	$100.1	$125.6
Net Income	$(22.0)	$(17.6)	$(4.3)	$16.4	$36.4

Unlevered Free Cash Flows—Management Projections

(dollars in millions)

	2014E	2015E	2016E	2017E	2018E
EBIT	$(5.4)	$2.2	$23.9	$58.2	$83.2
NOPAT(@ 38.0% Marginal Tax Rate)	$(3.3)	1.4	$14.8	$36.1	$51.6
(+) Depreciation & Amortization	29.9	37.1	39.2	41.9	42.4
(+) Capital Expenditures	(25.8)	(27.7)	(55.6)	(25.2)	(24.9)
(+) (Increases) / Decreases in Net Working Capital	(12.6)	(6.7)	1.2	(8.6)	(9.1)
(+) Milestone Payments	(17.9)	(2.7)	(5.7)	(10.0)	(15.3)
(+) Intangible Expenditures	(2.5)	(5.5)	(5.5)	(5.5)	(5.5)

Year-End Unlevered Free Cash Flow	$(32.5)	$(4.2)	$(11.6)	$28.7	$39.2

Item 8.	Additional Information

Item 8 of the Schedule 14D-9 is hereby amended and supplemented by deleting in its entirety the first paragraph under the heading “Legal Proceedings” on page 38 and replacing it with the following paragraph:

“Between December 22, 2014 and January 9, 2015, three putative class-action lawsuits challenging the Merger (captioned Lax v. Volcano Corp., Case No. 10485-VCP; Gordon v. Gallahue, Case No. 10533; and Munawar v. Volcano Corp., Case No. 10534) were filed in the Court of Chancery for the State of Delaware (collectively, the “Stockholder Litigation”). The operative complaints in the Stockholder Litigation name as defendants: (i) each member of our Board of Directors, (ii) the Company (in the Lax and Munawar actions only), (iii) Parent and Purchaser, and (iv) Goldman Sachs. The Gordon complaint also names Koninklijke Philips N.V. as a defendant. The plaintiffs in the Stockholder Litigation allege that our directors breached their fiduciary duties to our public stockholders by, among other things, (a) agreeing to sell Volcano to Parent and Purchaser at an inadequate price, (b) implementing an unfair process, (c) agreeing to certain provisions of the Merger Agreement that are alleged to favor Parent and Purchaser and deter alternative bids, and (d) by omitting material information from Volcano’s Schedule 14D-9, filed on December 30, 2014. The plaintiffs also generally allege that the entity defendants (except the Company) aided and abetted the purported breaches of fiduciary duty by the directors. In particular, as to Goldman Sachs, the plaintiffs accuse it of aiding and abetting, in part, because Goldman Sachs will, as a result of the Transactions, net an estimated $24.6 million in connection with the call spread transactions. Under the terms of the engagement letter between Volcano and Goldman Sachs, Volcano has agreed to indemnify Goldman Sachs and certain related persons against liabilities relating to the Stockholder Litigation. The plaintiffs in the Stockholder Litigation seek, among other things, an injunction against the consummation of the Transactions and an award of costs and expenses, including a reasonable allowance for attorneys’ and experts’ fees. We believe that this litigation is without merit.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

VOLCANO CORPORATION

By:	/s/ R. SCOTT HUENNEKENS

	Name:	R. Scott Huennekens
	Title:	President and Chief Executive Officer

Dated: January 13, 2015